Exhibit 99.1

Mindray to Acquire ZONARE Medical Systems

SHENZHEN, China, June 12, 2013 – Mindray Medical International Limited (NYSE: MR), today announced a definitive agreement to acquire ZONARE Medical Systems, Inc. (ZONARE), an ultrasound technology leader in the high-end radiology segment for US$105 million. Mindray’s management expects the deal to strengthen its high-end ultrasound R&D and U.S. sales capabilities, furthering the company’s goal of becoming a leading provider of high-quality imaging products to markets worldwide.

Total 2012 revenues for ZONARE were approximately US$64 million. Mindray expects the deal to be slightly dilutive to its full-year 2013 and 2014 earnings.

Founded in 1999, ZONARE is based in Mountain View, California, U.S. Over the past decade, ZONARE has become one of the leading ultrasound brands in high-end radiology segment globally. Its world-class R&D team, comprising several leading ultrasound experts, developed the company’s revolutionary ZONE-SonographyTM technology to deliver superior image quality. Moreover, ZONARE has a direct sales team mainly covering developed markets including the US, Canada, Scandinavia and Germany.

“We are very excited about this transaction. We evaluated many different acquisition targets and determined that ZONARE’s proven business model, along with its technology and sales channel assets, fits very well with our selection criteria,” said Mr. Minghe Cheng, Mindray’s co-Chief Executive Officer. “This transaction will create significant synergies by combining ZONARE’s strong innovative R&D capability and direct sales and service network in the high-end ultrasound market with Mindray’s efficient engineering and production platforms. We expect customers to benefit from the combined company’s expanded portfolio and improved ability to develop more innovative and customized products.”

Mindray plans to maintain ZONARE’s brand and existing operations under its current management team led by Mr. Timothy A. Marcotte, ZONARE’s President and Chief Executive Officer.

“The deal will create a global ultrasound company that is better positioned to serve the healthcare market on a worldwide basis,” commented Mr. Marcotte. “We expect our customers to continue to benefit from the high level of innovation, quality and services provided by the ZONARE brand. Moreover, as a member of the growing Mindray organization, we look forward to developing even more exciting products and technologies in the future by leveraging our combined strengths.”

The transaction is expected to close in the third quarter of 2013 and is subject to regulatory and other customary closing conditions. The final acquisition price is subject to working capital and other adjustments, and will be funded with Mindray’s existing cash and planned borrowings from third parties.

Conference Call Details

Mindray will hold an investor conference call and Q&A session at 8:00 AM on June 13, 2013 U.S. Eastern Time (8:00 PM on June 13, 2013 Beijing/Hong Kong Time).

Dial-in details for the conference call are as follows:

International Toll Free:

United States: +1-866-519-4004

Hong Kong: 800-930-346

China Landline: 800-819-0121

Local dial-in numbers:

United States: +1-718-354-1231

Hong Kong: +852-2475-0994

China Mobile: 400-620-8038

Passcode for all regions: Mindray

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at http://www.mindray.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. Forward looking statements in this press release include statements regarding Mindray’s goal of becoming a leading global provider of imaging products; the projected financial impact of the transaction on Mindray’s 2013 and 2014 financial results; the anticipated combined company, customer and other benefits/synergies of the proposed transaction; the anticipated transaction and timing. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results. For example, the transaction may not close when expected or at all, the transaction maybe more or less dilutive to Mindray’s financial results than anticipated and the other anticipated transaction benefits may not be realized. The success of the transaction, the combined company’s business and the ability to recognize the anticipated transaction benefits are subject to a variety of factors, including, without limitation, successful integration of Mindray’s and ZONARE’s R&D, manufacturing and sales activities and customer and employee bases; the growth and expected global growth of the medical device market; relevant government policies and regulations relating to the medical device industry; market acceptance of the combined company’s products; expectations regarding demand for our combined products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect the transaction and related integration, the combined business and our financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of Mindray’s annual report on Form 20-F, which was filed with the Securities and Exchange Commission on April 8, 2013. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

About Mindray

Mindray is a leading developer, manufacturer and marketer of medical devices worldwide. Mindray maintains its global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From its main manufacturing and engineering base in China, Mindray supplies through its worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

About ZONARE

Established in 1999, ZONARE, located in Mountain View, California, is a developer, manufacturer and marketer of ultrasound products. The company sells its products in 70 countries around the world. ZONARE has been dedicated to improving patient care and reducing healthcare costs through its innovative foundation of living technology. For more information, please visit http://www.zonare.com/.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

WesternBridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com